Global Small Cap Fund Inc.
File No. 811-7814   Form N-SAR
For The Period Ended 7/31/97
Exhibits


Question 77D  -- Policies with respect to security investments


The following paragraph will be included in the current prospectus as approved by the Board of Directors at a meeting held on September 19, 1996.


Money Market Instruments. The Fund may invest directly, or indirectly through its investment in the GEIM Short-Term Investment Fund (the "Investment Fund"), in the following types of money market instruments; (I) securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities,
(ii) debt obligations of banks, savings and loan institutions, insurance companies and mortgage bankers, (iii) commercial paper and notes, including those with variable and floating rates of interest, (iv) debt obligations of foreign branches of U.S. banks, U.S. branches of foreign banks and foreign branches of foreign banks, (v) debt obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities, (vi) debt securities issued by foreign issuers and (vii) repurchase agreements.
The Fund may invest up to 25% of its assets in the Investment Fund, an investment fund created specifically to serve as a vehicle for the collective investment of cash balances of the Global Small Cap Fund and other accounts advised by either GE Investment Management Inc.("GEIM"), or its affiliate, General Electric Investment Corporation ("GEIC"). The Investment Fund invests exclusively in the money market instruments described in (I) through
(vii) above. The Investment Fund is advised by GEIM. No advisory fee is charged by GEIM to the Investment Fund, nor will Global Small Cap Fund incur any sales charge, redemption fee, distribution fee or service fee in connection with its investments in the Investment Fund.